Filed by Ensco plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atwood Oceanics, Inc.

Commission File Number: 001-13167

The following presentation was given by Ensco plc to Institutional Shareholder Services Inc. on September 15, 2017.

Investor Presentation September 2017

Forward-Looking Statements Statements included in this presentation regarding the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, financial performance, accretion to discounted cash flows, revenue growth, future dividend levels, credit ratings or other attributes of Ensco plc (“Ensco”) following the completion of the transaction and other statements that are not historical facts, are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as "anticipate," "believe," “contemplate,” "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of Atwood Oceanics, Inc. (“Atwood”), delays, costs and difficulties related to the transaction, market conditions, and Ensco’s financial results and performance following the completion of the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in each of Ensco’s and Atwood’s Annual Report on Form 10-K for the year ended December 31, 2016 and September 30, 2016, respectively, and their respective other filings with the Securities and Exchange Commission (the "SEC"), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this presentation is as of today, except where explicitly noted. Except as required by law, both Ensco and Atwood disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise. Important Additional Information Regarding The Transaction In connection with the proposed transaction, Ensco has filed a registration statement on Form S-4, including a definitive joint proxy statement/prospectus of Ensco and Atwood, with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND ATWOOD ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus has been sent to security holders of Ensco and Atwood in connection with the Ensco and Atwood shareholder meetings. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Ensco and Atwood with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties may obtain, without charge, a copy of the definitive joint proxy statement/prospectus and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607, or Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Atwood with the SEC are available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation Ensco and Atwood and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco's proxy statement relating to its 2017 General Meeting of Shareholders and Atwood’s proxy statement relating to its 2017 Annual Meeting of Shareholders, as filed with the SEC on 31 March 2017 and 9 January 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies' security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer has not been made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Service of Process Ensco is incorporated under the laws of England and Wales. In addition, some of its officers and directors reside outside the United States, and some or all of its assets are or may be located in jurisdictions outside the United States. Therefore, investors may have difficulty effecting service of process within the United States upon those persons or recovering against Ensco or its officers or directors on judgments of United States courts, including judgments based upon the civil liability provisions of the United States federal securities laws. It may not be possible to sue Ensco or its officers or directors in a non-U.S. court for violations of the U.S. securities laws.

Introduction Industry Dynamics Market Conditions Positioning for the Recovery Strategic Considerations Atwood Transaction Conclusion Appendix Agenda

Ensco Positioned to Capitalize on the Market Recovery Offshore drilling sector undergoing transformational change Consolidation will reduce the number of offshore drillers in the market Bifurcation amongst Tier 1 and Tier 2 offshore drillers Ensco’s strategy is to enhance its position as a Tier 1 offshore driller Ensco outperforming peers during early stages of market recovery Recent increase in customer demand Customers demonstrating a preference for high-specification assets and established well-capitalized offshore drillers Ensco has won more new contracts than any offshore driller year-to-date 2017 Actions taken have positioned Ensco for the recovery Prudent financial management increased liquidity and improved debt maturity schedule as market conditions worsened Strong balance sheet provides financial flexibility to capitalize on market opportunities in a recovery Investments in systems, processes and technology have led to improved safety and operational results and industry-leading customer satisfaction

Atwood Acquisition is a Compelling Transaction for Ensco Shareholders Strong strategic rationale Secures position in high-specification ultra-deepwater market and refreshes semisubmersible and jackup fleets Acquisition expected to generate double-digit accretion for Ensco shareholders Implied per-rig purchase price is lower than values for comparable asset opportunities and presents lower operational risk Total synergies estimated to create more than $500 million of present value at a 10% discount rate; ~$350 million to accrue to Ensco shareholders Pro forma company maintains financial flexibility and sufficient liquidity to cover debt maturities through 2024 $1.0B of cash & short-term investments + fully available revolving credit facility ($2.25B through Sept. 2019 & $1.13B through Sept. 2020) <$1.0B of debt maturities before 2024 following repayment of Atwood debt Liquidity approximately in line with recent average for standalone Ensco and provides a competitive advantage relative to most established, well-capitalized drillers

Atwood Acquisition is a Compelling Transaction for Ensco Shareholders Disciplined approach to acquisition Ensco participated in a competitive process Premium at time of offer was less than 10% higher than market value of prior competing bid Ensco’s Independent Board of Directors has extensive experience in the energy industry as well as other cyclical, capital-intensive businesses Ensco’s independent Board of Directors unanimously recommends Ensco shareholders vote “FOR” the transaction Shareholder meeting to be held on 5 October 2017

Industry Dynamics

Overview of Offshore Drilling Shallow Water Water Depth Mid & Deepwater Characteristics Middle East North Sea Southeast Asia Mexico Brazil West Africa Gulf of Mexico North Sea Southeast Asia Rig Types & Global Fleet Sizes Jackups Current Supply: 543 Under Construction: 99 Semisubmersibles Current Supply: 155 Under Construction: 11 Drillships Current Supply: 120 Under Construction: 21 Rig Characteristics Self-elevating drilling unit with legs that rest on the seabed Can operate in up to 450 ft. of water Capable of drilling in 400 – 10,000 ft. of water Moored rigs required for well programs in shallower water depths Dynamically-positioned rigs capable of drilling in deeper water depths Capable of drilling in 1,500 – 12,000 ft. of water Dynamically-positioned rigs that are highly mobile, making them well suited for multi-well programs and/or programs in remote areas Source: IHS Markit RigPoint as of 24 August 2017 Excludes SETE Brasil rigs Segment Overview Rig Overview Major Geographical Markets Reserves account for ~22% global production Offshore drilling performed primarily by jackup rigs National oil companies represent ~50% of current customer demand as measured by jackups under contract Wide range of customers needs and technical complexity Reserves account for ~8% global production; expected to gain relative market share going forward Offshore drilling performed exclusively by floaters i.e. semi-submersibles and drillships Major integrated oil companies represent ~50% of current customer demand as measured by floaters under contract Wells in deeper water have significantly higher levels of technical complexity as compared to shallow-water wells

Fewer offshore drillers due to consolidation Bifurcation amongst offshore drillers that remain based on scope of service offerings Larger customers contract rigs with service providers that can help to continue improving breakeven economics for offshore projects through technology, innovation and new contracting models Fewer rigs as older, less-capable rigs are retired from the global fleet 12 drillships, 61 semisubmersibles and 265 jackups are greater than 30 years of age Expect many of these rigs are retired given costs to continue working and/or upgrade to competitive relevancy Offshore Drilling Landscape is Changing as a Result of the Industry Downturn Future Competitive Landscape Current Competitive Landscape Fragmented market with 50% of global supply held by 18 offshore drillers Ensco has approximately 5% of global supply Industry-wide focus on lowering breakeven costs for offshore projects through reengineering, standardization and simplification Improved commodity prices and lower breakeven costs have led to a recent increase in customer demand from lower levels observed during prior years Excess rig supply following a period of rapid global fleet expansion during $100+/bbl oil price environment Global fleet utilization is 57% Adjusted for rigs that are not currently marketed for new work, global fleet utilization is 70% Source: IHS Markit RigPoint as of 24 August 2017

Bifurcation Amongst Offshore Drillers Tier 2 Offshore Drillers Smaller contractors focused on specific market segments and/or geographies High- and low-specification assets Lack organizational capabilities to partner with customers to drive efficiencies across offshore projects beyond pricing i.e. compete primarily on day rate Limited ability to win work with large customers Tier 1 Offshore Drillers Scale, diversification, global footprint and financial strength Highest-specification assets Technology and innovation Use of data analytics and patented technologies to deliver efficiencies for customers’ drilling programs New contracting models Integrated services Performance-based contracts Ensco’s Strategy is to Enhance its Position as a Tier 1 Offshore Driller

Recent Transactions Support the Case for Consolidation in the Offshore Drilling Sector Borr Drilling Discloses ~9.7% Ownership in Atwood On August 29, 2017, Borr Drilling disclosed it had acquired 7.8 million shares in Atwood through forward contracts, equal to 9.7% of the outstanding shares This investment suggests that another offshore driller finds the implied value of Atwood’s rigs to be a compelling investment opportunity Furthermore, Borr’s investment and public comments are supportive of the transaction and reiterate the importance of consolidation within the industry 3 million shares were purchased prior to June 30th and another 4.2 million shares were acquired within 60 days of Borr Drilling’s filing Based on the average purchase price, the first shares were likely acquired in June, i.e. after Ensco announced its intention to acquire Atwood in an all-share deal Transocean Announces Acquisition of Songa Offshore On August 15, 2017, Transocean announced it had reached an agreement to acquire Songa Offshore in a deal worth $3.4 billion The transaction underscores the recent interest from established, well-capitalized offshore drillers to acquire high-specification rigs The deal boosts Transocean’s position in the harsh-environment segment of the market through the addition of four high-specification semisubmersibles along with three older mid-water semisubmersibles The consideration, comprised of new equity and convertible debt, represented a 39% premium to Songa’s closing share price on the prior day

Market Conditions

Commodity Prices Have Recovered to Levels Above Some Offshore Project Breakevens Commodity Price Source: FactSet; Statoil 7 February 2017 Capital Markets Day; Repsol 23 February 2017 earnings conference call; Chevron 29 April 2016 earnings conference call; Petrobras CEO Pedro Parente via Bloomberg 10 October 2016; Shell 2 February 2017 earnings conference call; Total 21 August 2017 Maersk acquisition conference call Avg. Offshore Breakeven Oil Prices ~60% $45 - $55 Pre-FID Norwegian Shelf Projects Brownfield US GOM Deepwater Projects Pre-FID Deepwater Projects Acquired Maersk portfolio Pre-FID Shallow-Water Project Pre-FID Pre-Salt Projects $30 $50 $70 $90 $110 Brent Crude $/ bbl $27 $33 $20 - $40 < $40 < $40 < $40 $/ bbl

Major Oil Companies Increasingly Positive on Offshore Projects “We’re sanctioning projects in the deep-water with breakeven prices on a go-forward basis of less than $40 a barrel competing very much with the other marginal barrel opportunities.” Source: Companies 2Q17 earnings conference calls and Total’s press release in connection with its recent acquisition of Maersk Oil & Gas “ in Guyana, we reached final investment decision on Phase 1 of the Liza development. This development is expected to cost $4.4B, resulting in a unit development cost of less than $10 per barrel and a projected double digit return, even in a flat $40 per barrel price environment.” “This transaction delivers an exceptional opportunity for Total to acquire, via an equity transaction, a company with high quality assets which are an excellent fit with many of Total’s core regions. The combination of Maersk Oil’s North Western Europe businesses with our existing portfolio will position Total as the second operator in the North Sea with strong production profiles in UK, Norway and Denmark, thus increasing exposure to conventional assets in OECD countries.” “We could see ourselves with an additional FID in Atlantis Phase 3, a very significant oil development in the Gulf of Mexico. The costs are coming down. That’s clearly got great prospectivity there You might see us with additional FIDs down the road here in India and we’ve just recently sanctioned Angelin in Trinidad.”

Competitor Commentary Supports Signs of a Market Inflection “It is beginning to feel a lot like we are moving off bottom.” Source: Companies 2Q17 earnings conference calls “ although we are not calling a bottom, we do think that signs of a market inflection are close. We are witnessing an uptick in the number of contracting prospects, with certain clients offering term contracting opportunities, the likes of which have been absent from the market for a number of years.” “We are pleased to see a recent uptick in fixtures throughout the industry, supporting the premise of a transition from trough to recovery. Although we are cognizant that the path to higher day rates and utilization may be gradual, both increased retirements of assets and the number of working jack-ups and floaters is encouraging.” “I think we’re in the trough we’ll continue to see some pressure for a while, but I think we’re headed out of the ditch instead of into the ditch.”

Increasing Customer Activity has Led to Improved Utilization Customer activity for offshore rigs has improved with utilization bottoming in late 2016 and increasing modestly during 2017 after nearly three years of declines Recent improvements in both total and marketed utilization are due in part to a higher number of contracted rigs Source: IHS Markit RigPoint as of September 2017 Jackup + Floater Utilization 50% 60% 70% 80% 90% 100% Worldwide Utilization Total Marketed

Utilization to Benefit from Attrition of Older Rigs

FLOATERS

~55 more floaters could be candidates for retirement based on age and contract expirations

Retired to Date		Currently Idle		Expiring Contracts
86 floaters retired since 3Q14	+	~30 floaters >30 years of age idle without follow-on work	+	~25 floaters >30 years of age have contracts expiring before YE18 without follow-on work

JACKUPS

Up to ~160 additional jackups could be retired as expiring contracts and survey costs lead to the removal of older rigs from drilling supply

Retired to Date		Currently Idle		Expiring Contracts
32 competitive jackups retired since 3Q14	+	~100 competitive jackups >30 years of age idle without follow-on work	+	~60 jackups >30 years of age have contracts expiring before YE18 without follow-on work

Source: IHS Markit RigPoint as of September 2017
Note: 'Retired' includes scrapped rigs, announced scrapping and rigs converted to non-drilling units; Competitive jackups are independent leg cantilever rigs.

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High-Spec Assets and Established Well-Capitalized Drillers Winning Higher Percentage of New Work High-specification rigs are winning a significantly higher percentage of new contracts as customer demand is increasing Approximately 22% of global supply is owned by established well-capitalized drillers, which have won ~35% of new contracts awarded during 2017 Jackup + Floater Contract Awards Source: IHS Markit RigPoint as of 11 September 2017 High-Spec includes fixtures classified by IHS as new mutual and with the following market categories: Drillship > 7500, Drillship Harsh Deepwater, Semi > 7500, Semi Harsh Deepwater, Semi Harsh High Spec, Semi Harsh Standard, JU 361-400 IC, JU >400 IC, JU Harsh Standard, JU Harsh High Spec. Established Well-Capitalized Drillers include ESV, RIG, DO, NE and RDC *Quarter to date 0% 10% 20% 30% 40% 50% 60% 70% Percentage of New Contracts Awarded % High-Spec Rigs % Established Well-Capitalized Drillers

Higher Levels of Customer Activity Have Led to Increased Contract Awards New contracts have added more than 20 rig years2 to Ensco’s backlog Diverse rig fleet and global footprint have led to floater and jackup contracts across several regions Won nearly 20% of all deepwater contracts year to date Four drillship contracts awarded during third quarter alone Source: IHS Markit RigPoint as of August 2017; Ensco analysis Note: Companies with most new contract awards include Aban Offshore, COSL, Noble, Paragon, Petroserv and Rowan 1Calculated by dividing the number of rig years contracted by Ensco for fixtures classified as New Mutual in IHS Markit RigPoint (approximately 30) by the corresponding industry-wide total (approximately 129) 2Calculated based on date of contract execution; number of rig years awarded differs from totals in industry databases due to timing delay between date of contract execution and public disclosure of new contracts in certain cases. Ensco has Capitalized on Recent Trends, Winning More New Contracts1 than any Offshore Driller 23% 12% 7% 5% 4% 4% 3% Ensco Company 1 Company 2 Company 3 Company 4 Company 5 Company 6 Percentage of New Contracts Awarded YTD 2017 1

Positioning for the Recovery

Prudent Financial Management

Several Actions Significantly Improved Liquidity & Debt Maturity Schedule as Market Conditions Worsened, Strengthening Balance Sheet While Providing Financial Flexibility in a Recovery



Global Fleet Utilization
90%
80%
70%
60%
50%
Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 Jul-17 Sep-17
Debt Refinancing
• $1.1B of debt maturing in 2016 refinanced with new 5.20% and 5.75% senior notes due in 2025 and 2044
Other Significant Actions
• Open market debt repurchases
• Implemented expense management initiatives, e.g. lowered offshore unit labor costs by 15% & restructured onshore functions/reduced headcount
• Reduced quarterly dividend
• Sold older, less capable rigs
Debt Issuance
• $1.25B of senior notes issued with 4.50% and 5.75% coupons and 2024 and 2044 maturities
Equity Offering
• 65.55M shares issued, Increasing liquidity by $586M
Revolver Extension & Amendment
• Extended revolver to September 2019 and increased capacity to $2.25B
Convertible Issuance & Tender
• Issued $850M convertible with 3.00% coupon maturing in 2024
• $650M of 2019-2021 maturities retired for new 2024 notes and cash
Debt Tender Offer
• Repurchased $861M for $622M of cash
• Generated more than $460M of cash savings including principal and interest, resulting in a 15% pre-tax IRR
Revolver Extension
• $1.13B extended to September 2020

Liquidity



$ billions
$2.15
$4.10
2.00
0.15
2.25
1.85
2Q14
2Q17
■ Cash & Short-Term Investments ■ Revolver

2016 – 2023 Debt Maturities



$ billions
$4.0
$1.0
2Q14
2Q17

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Investments in Systems, Processes & Technology

Organic Investments Have Improved Safety & Operational Results to Company-Record Levels, Consistently Exceeding Industry Averages & Leading to Highest Customer Satisfaction Scores in Industry

- Ensco Asset Management System
  - $40+ million investment over several years helped to reduce subsea equipment-related downtime by 80% in 2016
- Reliability-Based Maintenance
  - Next phase in evolution of Ensco Asset Management System
  - Leverages data analytics to predict when equipment failure may occur, reducing costs and improving operational utilization
- Work Instruction Management System
  - Fosters consistent application of standards for day-to-day operations improving safety on rigs
- Intellectual property
  - Significantly expanded IP library since 2015 with focus on creating further efficiencies in the drilling process
  - Additional work ongoing

Total Recordable Incident Rate[1]


2014
2015
2016
YTD 2017
Industry
Ensco

Fleet-Wide Operational Utilization[2]


95%
96%
99%
99%
2014
2015
2016
YTD 2017


ENERGYPOINT RESEARCH INC
Rated 1st in
Total Satisfaction
OFFSHORE DRILLERS
Customer Satisfaction
2016

[1] IADC industry statistics as of 1Q17

[2] Operational utilization is adjusted for uncontracted rigs and planned downtime

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Ensco’s Progression as a Tier 1 Offshore Driller Scale, Diversification, Global Footprint & Financial Strength Highest-Specification Assets Technology & Innovation New Contracting Models Secured two drillship contracts offshore Nigeria – a new deepwater market for Ensco Moved rigs to the Middle East, West Africa & U.S. Gulf of Mexico for new contracts Took several actions to increase liquidity and improve debt maturity schedule Completed & In Progress Increase exposure in strategic growth markets e.g. Australia Reposition high-specification rigs to meet future customer demand in specific geographic markets Future Built three latest-generation drillships as well as four ENSCO 120 Series and two ENSCO 140 Series jackups Upgrades to existing rigs to improve competitiveness e.g. second BOP upgrade for ENSCO DS-7 Enhance floater fleet capabilities Current fleet of highest-specification ultra-deepwater drillships is subscale Four older, less capable semis Refresh shallow-water fleet 14 jackups >30 years old Made multi-year investments in systems and processes, leading to record levels of operational and safety performance Expanded intellectual property library with the filing of 25 patents; additional work in process Complete transition from time-based maintenance to reliability-based maintenance Continue investing in innovation that will improve the drilling process and create efficiencies for customers’ well programs Implemented enhanced systems to enable data gathering to establish baseline for pricing performance-based contracts Evaluated broader service offering with integrated services in select cases Enter into additional contracts with performance-based structures and/or integrated service offerings While Better Positioned for the Recovery, Additional Action Necessary to Enhance and Refresh Rig Fleet While Gaining Exposure to Key Strategic Markets

Strategic Considerations

Ensco’s Board of Directors is actively focused on creating shareholder value and regularly engages with Executive Management in decisions regarding corporate strategy Ensco’s Executive Management has thoroughly evaluated the Company’s position and presented a range of potential growth opportunities to the Board including a detailed review of several potential merger and acquisition opportunities Acquisitions of individual drilling rigs Acquisitions of groups of drilling rigs Larger scale business combinations Selected M&A opportunities are evaluated against several criteria including: Strategic fit: rig fleet capabilities, synergies, customer base, regional footprint, etc. Backlog: revenue backlog based on contracted rig days Capital structure: balance sheet strength and debt levels Valuation: company market value versus internal valuation Actionable: ability to structure a deal, peer readiness for M&A and potential social issues Ensco’s Capital Management Strategy Based on Driving Shareholder Value

Asset Specifications Are Critical When Evaluating Potential Growth Opportunities

Customers Prefer Specifications That Create Efficiencies For Their Well Programs, Helping To Reduce Offshore Project Costs

	Asset Specification	Efficiency Gained
Subsea Well Control	• Two blowout preventers (BOPs)	• Second BOP can be deployed while required maintenance is performed on first BOP, significantly reducing flat time between wells
	• Seventh RAM on BOPs	• Seventh RAM adds a test RAM to BOP, so the other six RAMs are exclusively for shear/pipe activities, optimizing well control, safety and redundancy as well as saving time during testing
Drilling & Offline Handling	• Dual derricks	• Two derricks allow the rig to conduct simultaneous activities, reducing customers' project time and costs
	• Hookload capacity	• Higher hookload capacity increases a rigs' ability to drill/complete deeper, more complex wells
	• Advanced pipe handling	• Dual column rackers provide full offline pipe handling capabilities, increasing the speed at which a well can be drilled
Other Characteristics	• Variable deck load (VDL)	• Higher VDL allows more equipment and consumables to be stored on the rig, reducing resupplying costs and logistics limitations
	• Accommodations capacity	• Larger accommodations capacity gives customers more flexibility in moving third-party personnel to rig, lowering transportation costs
	• Footprint/Jacking capacity	• Common jackup footprint leads to shorter time getting on location and full preload jacking capabilities improve setup time at each location

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Commentary From Competitors Supports Customer Preference for High-Spec Rigs “ As we went and talked to our ultra-deepwater customers if our customers had their pick, it’s [a] dual activity rig [that has] two BOPs with seven ram stacks, a hook load of 2.5 million pounds, [and] younger is better than older.” “I would tell you there are 27 [ultra-deepwater] rigs in the world that have [this] capability” “ So, when people talk about, ‘Hey, there's this huge supply and demand gap’, I'm telling you for the better rigs, there's not a lot of supply. If demand is going to pick-up, the day rates will improve.” Source: Transocean Presentation at Barclays Global CEO Energy-Power Conference on 7 September 2017 and Rowan and Noble 2Q17 earnings conference calls “While there have been a few outliers in the past quarter, we continue to hear from our customers that modern, high-spec units in both the jack-up and floater markets are the rigs of choice.” “ The number of real live active rigs [out] there is not as big as you think. In our conversation[s] with operators, we’ve had calls very recently where they look for opportunities and they’re only going to consider a few contractors in these exercises because they’re targeting certain rigs.”

Atwood Transaction

Purchasing Atwood's Assets Enhances Ensco's Position as a Tier 1 Offshore Driller

	Atwood Asset Specifications	Enhancement to Ensco
Drillships	• All four drillships are latest generation assets with the highest-specifications that ultra-deepwater customers prefer, including: – Two blowout preventers – 7 RAMS – Dual derricks – 2.5 million lb hookload – 23,000 tons variable deck load	• Adds critical mass of highest-specification ultra-deepwater drillships, positioning pro forma company to better meet customer demands
Semisubmersibles	• One moored semisubmersible is 6 years of age with a 12-point mooring system that provides for additional station keeping ability while operating • One ultra-deepwater dynamically-positioned semisubmersible is 5 years old and is currently being upgraded to include a second BOP • Both rigs have future contracts in Australia	• Ultra-deepwater semisubmersibles have enhanced well control and mooring capabilities • Provide a presence in growing Australian market
Jackups	• Five jackups are all less than 15 years of age and provide modern shallow-water drilling capabilities including 1.5 million lb hookload capacity and offline pipe handling • Each jackup has a common jackup footprint, making them well-suited for work around existing infrastructure in markets like the Middle East, Asia Pacific and West Africa • Three jackups have larger accommodations capacity and full pre-load jacking capabilities	• Accelerates Ensco's strategy to refresh premium jackup fleet and retire several older legacy Ensco assets over the next three years • Positions pro forma company to capitalize on recent uptick in customer activity in shallow-water market • Preserves market share in critical shallow-water geographies i.e. Middle East & Asia Pacific

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Atwood Acquisition Refreshes Ensco’s Fleet & Improves Age Profile Drillships: 8 Avg age: 5 yrs Semis: 12 Avg age: 14 yrs Jackups: 31 Avg age: 22 yrs Drillships: 12 Avg age: 5 yrs Semis: 14 Avg age: 13 yrs Jackups: 36 Avg age: 20 yrs Drillships: 12 Avg age: 5 yrs Semis: 12 Avg age: 9 yrs Jackups: 30 Avg age: 17 yrs Addition of Atwood’s Assets Accelerates Ensco’s Strategy to High-Grade Fleet, Enabling Retirement of Several Older Legacy Ensco Rigs While Preserving Market Share 1Illustrative Pro Forma Ensco assumes two semisubmersibles > 30 years of age are retired along with all six jackups > 30 years of age in Middle East and Asia Pacific Ensco Pro Forma Ensco Illustrative Pro Forma Ensco 1

Purchase Price Reflects Attractive Implied Per-Floater Valuation

Unique Opportunity To Acquire Multiple Offshore Assets At Significant Discount To Market Values

Atwood Oceanics

$MM	At Offer
Aggregate Consideration [1]	**$1,760**
Less: Illustrative Jackup Fleet Consideration [2]	(375)
Less: Value of Jackup Backlog [3]	(8)
Implied 6G / 7G Floater Consideration	**$1,377**
Plus: Unfunded Floater Capex [4]	290
Less: Value of Capital Spares and Inventory [4]	(185)
Less: Value of Floater Backlog [3]	(152)
Implied 6G / 7G Floater Fleet Consideration	1,330
Implied Consideration Per 6G / 7G Floater [5]	**$222**
Implied Cash Consideration Per 6G / 7G Floater [6]	*136*

Purchase Price Highlights

- Purchase price for Atwood's six floaters (four drillships and two semisubmersibles) estimated to be ~$222MM per floater
- Per-rig consideration offered is significantly lower than values for comparable asset opportunities
- Low implied cash consideration per floater preserves liquidity while significantly enhancing ultra-deepwater capabilities/scale
- Limited number of best-in-class[7] drillships globally – pro forma fleet will have ~20% of total supply

Source: Company Filings, Morgan Stanley Equity Research, Capital IQ

[1] "At offer" data as of May 26, 2017, ATW Offer Equity Value of $897MM ($10.72 per share) + Debt of $1,299MM – Cash at $435MM = ATW Aggregate Value of $1,760MM
[2] Jackup rig consideration of $75MM per rig, based on Shelf Drilling's purchase of SDRL rigs in May 2017
[3] 40% of Contract Backlog Value is used to approximate the present value of the contracted revenue streams
[4] Per ESV Management estimates
[5] Includes new builds, excludes cold-stacked
[6] At Offer calculated as (ATW Net Debt of $863MM – Capital Spares and Inventory of $185MM – ATW Value of Floater Backlog of $152MM + Floater Unfunded Capex of $290MM) / 6 Floaters
[7] Drillships capable of operating in at least 10,000' of water with dual 2.5 million lb. hookload derricks, dual 7 Ram blowout preventers and variable deck loads exceeding 22,000 tons

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Distressed Companies Each distressed offshore driller has a wide range of capabilities among their ultra-deepwater drillship fleets and additional costs to upgrade earlier 6th generation drillships to Atwood’s specifications were considered, e.g. illustrative costs to upgrade a drillship to two 7 RAM BOPs, dual derricks and 2.5 million lb hookload is ~$195M Assets owned by distressed companies come with greater operational risk given questions around the process to preserve stacked rigs and costs to reactivate these rigs could be significant Equity values are subject to substantial uncertainty given the risk posed by ongoing or imminent bankruptcy proceedings and inter-creditor discussions Distressed Assets Prices for the limited number of distressed assets that have been sold are not reflective of total costs to purchase assets as substantial upgrades to many of these rigs will likely be required Indicative pricing from owners of available assets are not reflective of the current economic environment or are cost prohibitive when considering costs to upgrade rigs to competitive relevancy Purchase Price Attractive Compared to Other Asset Opportunities Other Asset Opportunities in the Market Comparable in Quality to Atwood’s Floaters Were at or Above the Values Offered by Ensco at the Time of the Transaction

Synergies Create Meaningful Value Source: Company Analysis $70MM of annual run-rate expense synergies expected beginning in 2019 2018 cost synergies are projected to exceed $50MM Total synergies estimated to create more than $500MM of present value at a 10% discount rate ~$350MM will accrue to ESV shareholders (or $1.15 per share, representing 17% of share price at offer)1 ~$100MM of transaction costs Other operational and fleet management synergies that could lead to improved future utilization not included in synergy targets 1 Share price as of May 26, 2017 ATW Shore-Based Expenses ($MM) Operations Support General & Administrative $85 Substantial Visible Cost Synergies Expected from Transaction, Increasing Value for Ensco Shareholders $50 $35

Accretive to Shareholder Value1 Illustrative Market Conditions Accretion to ESV Shareholders2 Jackup utilization recovery beginning in 2018 & day rate recovery in 2019 Floater utilization recovery beginning in 2019 & day rate recovery in 2020 ~10% Source: Company Filings 1 Based on discounted cash flow analysis 2 Corresponds to Case B in Registration Statement on Form S-4 filed by Ensco with the Securities and Exchange Commission on July 20, 2017 Transaction Expected to Generate Double-Digit Accretion in Current Environment While Also Remaining Significantly Accretive in Protracted Recovery Scenarios In scenarios where a market recovery is delayed even further, more accretion is expected for Ensco shareholders Pro forma fleet will have a larger number of highest-specification assets following the acquisition of the Atwood fleet, and these assets are expected to be the most in-demand rigs regardless of market conditions Greater relative contribution from synergies

Atwood Assets Provide Substantial Upside For Ensco Shareholders in Market Recovery Under Recovery Scenarios, Significant Future EBITDA Generation is Expected from Atwood’s Floaters Per-Share Value for Ensco Shareholders ($)2 1 EBITDA calculated as (illustrative dayrates ($k/d) – average opex of $150k/d) * 95% utilization * 365 days * 6 floaters 2 Pro forma basic shares outstanding of ~432MM shares Illustrative Dayrates ($/d) Illustrative Annual EBITDA Contribution From Six Atwood Floaters ($MM)1 Atwood’s premium assets are expected to have a strong EBITDA growth profile in a market recovery, which would provide significant upside for Ensco shareholders Atwood’s six floaters could generate EBITDA of approximately $100 million per year if contracted day rates were to average $200,000 and approximately $500 million if contracted day rates were to average $400,000 Dayrates 4.33 $250k $300k $350k 5x $2.40 $3.61 $4.81 6x $2.89 $4.33 $5.77 7x $3.37 $5.05 $6.73 Illustrative Multiples $104 $208 $312 $416 $520 $200k $250k $300k $350k $400k

Manageable Debt Maturities in Light of Strong Balance Sheet & Liquidity $300 $ millions $1,001 $150 $1,805 $2,250 Available Revolver 1 2 Cash & ST Inv. $3,271 ESV Convertible Senior Notes ESV Senior Notes <$1.0B of Maturities3 to 2024 1 Pro Forma balance sheet highlights as of June 30, 2017, after giving effect to retirement of ATW’s outstanding revolving credit facility and 2020 Senior Notes with cash on hand 2 Assumes ESV’s revolving credit facility remains for the pro forma company 3 Assumes ESV cash and $474 million of ATW cash on hand used to pay down ATW revolving credit facility balance of $850 million and $449 million in ATW 2020 Senior Notes, put at 101% Source: Company Filings $2,250 $238 ESV Cash Pro Forma Balance Sheet Highlights1 $3.6B of contracted revenue backlog No secured debt & covenant-light capital structure Sufficient liquidity to cover maturities into 2024 ESV Revolver 2044 $451 $270 $955 $669 $850 2017 2018 2019 2020 2021 2022 2023 2024 2025 2027 2040 Liquidity $1,021

Pro Forma Liquidity Provides Financial Flexibility Pro Forma Liquidity vs. Recent Standalone 1 Offshore drilling competitors include: DO, NE, RDC and RIG Pro Forma Liquidity / Debt Maturing by End of 2019 (1) Source: 2Q17 Company Filings; Ratio calculated as the sum of cash & short-term investments net of restricted cash and available revolver amounts divided by the sum of debt principal due through 2019 based on carrying values. $ billions $2.1 $3.6 $4.1 $4.1 $3.3 Pro Forma Liquidity Approximately in Line With Recent Standalone Average & Provides a Competitive Advantage Relative to Most Established, Well-Capitalized Drillers 2014 – 2Q17 Average = $3.6B nm Pro forma liquidity $ billions: 3.3 2.6 3.0 5.5 1.7 12.8x 12.2x 6.6x 6.4x PF ESV Company 1 Company 2 Company 3 Company 4 0.1 1.3 1.8 1.9 1.0 2.0 2.3 2.3 2.3 2.3 2Q14 2Q15 2Q16 2Q17 PF ESV Cash & Short-Term Investments Revolver

Transaction Summary Terms All-stock transaction in which Ensco acquires control of Atwood 1.60 newly issued Ensco shares per Atwood share Implies $10.72 total value per share of Atwood as of 26 May 2017 Implied pro forma ownership of ~69% to Ensco shareholders and ~31% to Atwood shareholders Combined company to remain listed on the New York Stock Exchange under the symbol ESV Corporate Governance Ensco’s Executive Management and Board will continue to lead the combined company Two members from Atwood’s current board will be added to Ensco’s board Ensco will remain domiciled in the UK Senior executive officers will be located in London and Houston Shareholder Value Adds high-specification assets at attractive, below-market values Total synergies estimated to create more than $500 million of present value at a 10% discount rate; ~$70 million of expected annual pre-tax expense synergies Combination is projected to generate double-digit accretion for Ensco shareholders on a discounted cash flow basis Conditions and Closing Timeline Regulatory approvals achieved Definitive joint proxy statement mailed and record date set Ensco and Atwood shareholder meetings scheduled for 5 October 2017 Anticipated closing on 6 October 2017

Evolution of the Atwood Transaction Date Event Aug 22, 2016 The Ensco Board reviewed potential growth opportunities encompassing a range of strategies, including improving Ensco’s existing fleet, expanding into new markets, asset acquisitions and larger scale business combinations As part of this review, Executive Management presented Atwood to the Ensco Board as one of several opportunistic acquisitions to add high-quality assets to Ensco’s operational platform Nov. 8, 2016 The Ensco Board reviewed a range of strategic alternatives as part of its periodic corporate strategy review Feb 21, 2017 During an Ensco Board meeting, Executive Management again presented Atwood along with a range of other strategic alternatives as part of its periodic corporate strategy review, outlining the steps that Atwood had taken to improve its balance sheet Apr 19, 2017 As a result of its periodic corporate strategic review, the Ensco Board was open to evaluating a strategic combination with a partner that would provide a good strategic fit and enhance shareholder value In light of the positive changes in Atwood’s balance sheet, improving valuations and the belief that Atwood may be pursuing strategic options with other parties, Carl Trowell (Ensco CEO) called Rob Saltiel (Atwood CEO) to express an interest in a potential acquisition of Atwood by Ensco Following this, Ensco conducted a diligence review of Atwood’s public filings and other publicly available materials related to Atwood and its operations May 11, 2017 Ensco hired financial and legal advisors in connection with a potential transaction with Atwood

Evolution of the Atwood Transaction Date Event May 12, 2017 Mr. Trowell and Paul Rowsey (Ensco Independent Chairman) sent a non-binding indication of interest to Atwood proposing that Ensco acquire Atwood in an all-stock transaction Atwood shareholders would receive 1.278 Ensco shares for each Atwood share held, representing a 20% premium to Atwood’s closing stock price on May 11, 2017 and implying an enterprise value of $1.713 billion May 19, 2017 Mr. Saltiel informed Mr. Trowell that Ensco’s initial indication of interest represented a lower valuation than another opportunity Atwood had received May 23, 2017 During its regular May Board meeting, Executive Management updated the Ensco Board on discussions held with Atwood and presented the transaction opportunity, including the potential benefits Representatives of Ensco’s financial advisors also made a presentation to the Board regarding the possible transaction Following these discussions, the Ensco Board authorized management to submit a revised indication of interest May 24, 2017 Mr. Trowell and Mr. Rowsey sent a revised indication of interest to Atwood proposing an all-stock transaction in which Atwood shareholders would receive 1.60 Ensco shares for each Atwood share held, representing a 37% premium to Atwood’s closing stock price on May 23, 2017 and implying an enterprise value of $1.760 billion May 29, 2017 Atwood agreed to the terms and the Ensco Board unanimously approved the merger consideration proposal

Determination of Final Purchase Price and 1.600x Offer Exchange Ratio

Valuation Methodology	Description	Exchange Ratio Implied[1]
Useful Life Discounted Cash Flow Analysis	• Provides an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of that company • A discounted cash flow analysis was performed on each of Atwood and Ensco, respectively, based on the unlevered cash flows generated by Atwood's and Ensco's fleet of rigs through the estimated end of their useful lives as estimated by the management of Ensco (which are estimated to extend through 2055 for Atwood and through 2050 for Ensco)	**Case A:** 1.14x – 1.62x **Case B:** 1.06x – 1.69x
10-Year Discounted Cash Flow Analysis	• A discounted cash flow analysis was performed on both Atwood and Ensco based on estimates of future cash flows from April 1, 2017 through March 31, 2027 and calculated a terminal value at the end of such projection period	**Case B[2]:** 0.60x – 2.06x
Discounted Equity Value Analysis	• For each of Atwood and Ensco, a discounted equity value analysis was performed, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future EBITDA	**Case B[2]:** 0.67x – 2.93x
Trading Multiple Analysis	• Trading multiple analysis performed to determine the ratio of the closing stock price per share of Atwood common stock and per Ensco Class A ordinary share, in each case as of May 26, 2017, to Atwood's and Ensco's respective then current net asset value per share • The Price/NAVs of Atwood and Ensco were also compared against the Price/NAVs of four comparable public companies: Diamond Offshore Drilling, Inc., Transocean Ltd., Rowan Companies plc, and Noble Corporation plc; a reference range of 0.6x to 1.0x was used	0.74x – 1.85x

[1] Implied exchange ratios do not include effects of synergies
[2] Ensco Management Case B was more reflective of the then-current market outlook than Ensco Management Case A, and as a result, the discounted cash flow analysis was conducted using only Ensco Management Case B

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Market Value of Competing Bid (Low) 3 April 25 Purchase Price Reflects Ensco’s Disciplined Approach to Acquisitions Source: Company Filings 1 Based on Background of the Merger section in Registration Statement on Form S-4 initially filed by Ensco with the Securities and Exchange Commission on June 16, 2017 2 Implied ATW Enterprise Value is based on fully diluted shares outstanding of 83.6MM shares and Net Debt of $864MM 3 Market value of competing bid is calculated as the April 25, 2017 exchange ratio for the peer group (RIG, RDC, DO and NE) based on the bid of $11.00 per Atwood share, carried forward and applied to the peer group share prices as of May 30, 2017 and August 9, 2017 Ensco participated in a competitive process Premium at time of offer was less than 10% higher than the market value of prior competing bid, representing a difference of only ~$10 million per rig Offer In Line With Implied Market Values From Competing Bid Competing Bid 1 ESV Final Proposal May 30 $1,621 $1,650 Implied ATW Enterprise Value ($MM) 2 Market Value of Competing Bid (High) 3 ~18% Premium to Enterprise Value ~14% Premium to Enterprise Value $1,783 $1,760

Wall Street Analysts Have Supported Acquisition Rationale and Timing J.P. Morgan: “Ensco’s merger with Atwood begins a consolidation wave we’ve long argued was essential to clear acute overcapacity in offshore drilling and further reduce costs in an industry that has already cut meaningfully.” Simmons & Company: “This is the first significant corporate M&A combination in the offshore drilling industry during this downturn, and an encouraging indication of much needed consolidation as well as a gratifying outcome for ATW shareholders and reasonably priced fleet highgrading maneuver by ESV.” Jefferies: “As we noted last week, the impetus for M&A at this point in the cycle is to buy into niches while also finding a company with enough of a footprint such that there are cost synergies. ATW fits in both of these buckets, although perhaps a little less obviously than some others.” Market Consolidation Quality of Atwood Assets Simmons & Company: “We believe that ATW was among the most attractively valued, high-end / highly marketable fleets of consumable size in the public offshore driller space, a conclusion which ESV shared. ESV's fleet will be highgraded by the addition of ATW's four top spec 7G drillships, two 6G semis and five mid/high spec jackups.” Credit Suisse: “We like the deal for ESV as it boosts their fleet quality. ESV adds 5 premium jackups and 4 high-end 6G floaters and 2 uncontracted newbuild drillships. ATWs issue was never its fleet, it was the balance sheet and post equity and a convert last year, ESV positioned its balance sheet to buy rigs at the bottom of the cycle.” Johnson Rice & Co.: “The transaction further supports ESV’s high-spec jackup market exposure and reduces overall floater fleet age with high-spec UDW additions, while maintaining a strong financial position.” Societe Generale: “ESV’s announced acquisition of Atwood Oceanics should enhance both its geographical presence and customer base. Additional value in excess of transaction costs is likely driven by the targeted $65m of synergies. Fleet exposure to the deepwater markets may increase slightly over time as ESV high grades its older jack-ups with newer ATW rigs. We believe long-term deal benefits should outweigh lofty valuations on near-term estimates.” Wells Fargo: “This appears to be a good transaction for ESV as they are acquiring ATW roughly in line with our NAV, are targeting (and likely to achieve) meaningful cost cutting synergies ” Value to ESV Shareholders Source: Wall Street Research; permission to use quotations was neither sought nor obtained

Conclusion

Atwood Acquisition is a Compelling Transaction for Ensco Shareholders Strong strategic rationale Secures position in high-specification ultra-deepwater market and refreshes semisubmersible and jackup fleets Acquisition expected to generate double-digit accretion for Ensco shareholders Implied per-rig purchase price is lower than values for comparable asset opportunities and presents lower operational risk Total synergies estimated to create more than $500 million of present value at a 10% discount rate; ~$350 million to accrue to Ensco shareholders Pro forma company maintains financial flexibility and sufficient liquidity to cover debt maturities through 2024 $1.0B of cash & short-term investments + fully available revolving credit facility ($2.25B through Sept. 2019 & $1.13B through Sept. 2020) <$1.0B of debt maturities before 2024 following repayment of Atwood debt Liquidity approximately in line with recent average for standalone Ensco and provides a competitive advantage relative to most established, well-capitalized drillers

Atwood Acquisition is a Compelling Transaction for Ensco Shareholders Disciplined approach to acquisition Ensco participated in a competitive process Premium at time of offer was less than 10% higher than market value of prior competing bid Ensco’s Independent Board of Directors has extensive experience in the energy industry as well as other cyclical, capital-intensive businesses Ensco’s independent Board of Directors unanimously recommends Ensco shareholders vote “FOR” the transaction Shareholder meeting to be held on 5 October 2017

Appendix

Name Position Current/Previous Experience Paul E. Rowsey, III Independent Chairman President & CEO of Compatriot Capital, Inc., a real estate investment and operating company Previously Founder and Managing Partner of E2M Partners, LLC, a sponsor and manager of private real estate equity funds Carl Trowell President & CEO Previously President of Schlumberger Integrated Project Management and Schlumberger Production Management businesses that provide complex oil and gas project solutions ranging from field management, well construction, production and intervention services to well abandonment and rig management C. Christopher Gaut Independent Director Executive Chairman & former CEO of Forum Energy Technologies, Inc. Previously, Managing Director of SCF Partners, a private equity firm that engages in investment and acquisition of energy service companies Previously Executive Vice President & CFO of Halliburton Francis S. Kalman Independent Director Previously Executive Vice President & CFO of McDermott International, Inc., a provider of integrated engineering, procurement, construction and installation services for offshore and subsea developments J. Roderick Clark Independent Director Previously President & COO of Baker Hughes, Inc. Before becoming President & COO, he served as Vice President, Marketing & Technology Roxanne J. Decyk Independent Director Previously held various senior management positions with Royal Dutch Shell plc, most recently Executive Vice President of Global Government Relations Board of Directors

Name Position Current/Previous Experience Keith O. Rattie Independent Director Previously President & CEO of Questar Corporation, a natural gas focused energy company Previously Vice President and Senior Vice President of Coastal Corporation, a diversified energy company Mary E. Francis CBE Independent Director Former senior civil servant in the British Treasury and the Prime Minister’s office Previously served on the Board of Directors of Centrica plc, an integrated energy company Gerald W. Haddock Independent Director Founder of Haddock Enterprises, LLC, an entrepreneurial investment company focused on oil and gas and real estate Previously President & CEO of Crescent Real Estate Equities Company Jack E. Golden Independent Director1 Managing Partner of Edgewater Energy LLC Previously held various senior management positions with BP plc, including Group Vice President, in which he directed significant portions of BP’s global exploration and production operations Phil D. Wedemeyer Independent Director1 Previously a Partner of Grant Thornton LLP, an international accounting firm Previously a Director of the Public Company Accounting Oversight Board Board of Directors 1Currently serve on the Atwood Board of Directors; will join the Ensco Board of Directors upon closing

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